SECURITIES AND EXCHANGE COMMISSION
                           WASHINGTON, D.C. 20549
                                SCHEDULE 13D

                 UNDER THE SECURITIES EXCHANGE ACT OF 1934
                             (AMENDMENT NO. 3)*

                         Paradigm Geophysical Ltd.
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                              (Name of Issuer)

                   Ordinary Shares, nominal value NIS 0.5
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                       (Title of Class of Securities)

                                 69900J104
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                               (CUSIP Number)

                           David K. Robbins, Esq.
                  Fried, Frank, Harris, Shriver & Jacobson
                     350 South Grand Avenue, 32nd Floor
                           Los Angeles, CA 90071
                               (213) 473-2000
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        (Name, Address and Telephone Number of Person Authorized to
                    Receive Notices and Communications)

                                May 21, 2002
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          (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box |_|.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                SCHEDULE 13D
CUSIP No. 69900J104

1          NAME OF REPORTING PERSON
           I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only)

                    SHAMROCK HOLDINGS, INC. - 75-1984190

2          CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
           (SEE INSTRUCTIONS)                                   (a) |_|
                                                                (b) |X|

3          SEC USE ONLY


4          SOURCE OF FUNDS (SEE INSTRUCTIONS)

                    NOT APPLICABLE
5          CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED     |_|
           PURSUANT TO ITEMS 2(d) or 2(e)

                    NOT APPLICABLE
6          CITIZENSHIP OR PLACE OF ORGANIZATION

                    DELAWARE

        NUMBER OF          7        SOLE VOTING POWER

         SHARES                              1,649,943 ORDINARY SHARES[FN1]
                                             (SEE ITEMS 4 AND 5)

      BENEFICIALLY         8        SHARED VOTING POWER

        OWNED BY                             -0-

                           9        SOLE DISPOSITIVE POWER
          EACH
                                             1,649,943 ORDINARY SHARES[FN1]
                                             (SEE ITEM 4)
        REPORTING
         PERSON            10       SHARED DISPOSITIVE POWER

          WITH                               -0-

11         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

           1,649,943 ORDINARY SHARES

12         CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES       |_|
           CERTAIN SHARES (SEE INSTRUCTIONS)

           NOT APPLICABLE

13         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

           11.0%

14         TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

           CO


[FN1] Includes 772,750 Ordinary Shares of Issuer held by Shamrock Holdings of California, Inc. ("SHOC"). Because Shamrock Holdings, Inc. ("SHI") is a controlling person of SHOC, SHI and SHOC may be deemed to constitute a group within the meaning of Section 13(d)(3) of the Act with respect to the Ordinary Shares each owns. In that event, SHI would be deemed to beneficially own 1,649,943 Ordinary Shares of Issuer, representing approximately 11.0% of the issued and outstanding Ordinary Shares of Issuer. SHOC disclaims beneficial ownership of the Ordinary Shares held by SHI.

SCHEDULE 13D

CUSIP No.  69900J104

1          NAME OF REPORTING PERSON
           I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only)

                    SHAMROCK HOLDINGS OF CALIFORNIA, INC. - 95-3928494

2          CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
                                                                (a) |_|
                                                                (b) |X|

3          SEC USE ONLY



4          SOURCE OF FUNDS (SEE INSTRUCTIONS)

                    NOT APPLICABLE
5          CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED     |_|
           PURSUANT TO ITEMS 2(d) or 2(e)

                    NOT APPLICABLE
6          CITIZENSHIP OR PLACE OF ORGANIZATION

                    CALIFORNIA

       NUMBER OF          7        SOLE VOTING POWER

         SHARES                             772,750 ORDINARY SHARES
                                            (SEE ITEMS 4 AND 5)

       BENEFICIALLY       8        SHARED VOTING POWER

        OWNED BY                            -0-

                          9        SOLE DISPOSITIVE POWER
          EACH
                                            772,750 ORDINARY SHARES
                                            (SEE ITEM 4)
       REPORTING

         PERSON           10       SHARED DISPOSITIVE POWER

          WITH                              -0-

11         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

           772,750 ORDINARY SHARES

12         CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
           CERTAIN SHARES (SEE INSTRUCTIONS)                         |X|

           ROW (11) DOES NOT INCLUDE 877,193 ORDINARY SHARES HELD DIRECTLY BY SHAMROCK HOLDINGS, INC. BENEFICIAL OWNERSHIP OF THOSE SHARES IS DISCLAIMED BY THE REPORTING PERSON.
13         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

           5.1%

14         TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

           CO

INTRODUCTION

     This statement amends and supplements the Schedule 13D of Shamrock Holdings, Inc., a Delaware corporation ("SHI"), and Shamrock Holdings of California, Inc., a California corporation ("SHOC"), dated May 24, 1999, filed on May 25, 1999 with the Securities and Exchange Commission ("SEC"), Amendment No. 1 to Schedule 13D, dated and filed on August 19, 1999 with the SEC, and Amendment No. 2 to Schedule 13D, dated and filed on May 17, 2001 with the SEC (collectively, the "Schedule 13D"). Capitalized terms used and not defined in this Amendment No. 3 shall have the meanings set forth in the Schedule 13D. Except as specifically provided herein, this Amendment No. 3 does not modify any of the information previously reported on the Schedule 13D.


ITEM 4.  PURPOSE OF THE TRANSACTION.
         --------------------------

     ITEM 4 OF THE SCHEDULE 13D IS HEREBY AMENDED TO ADD THE FOLLOWING
INFORMATION:

          (a)-(c) Paradigm Geophysical Ltd., an Israeli corporation (the "Company"), Merger Sub (as defined below) and Talamantes B.V., a company formed under the laws of The Netherlands ("Parent"), have entered into an Agreement of Merger, dated as of May 21, 2002 (the "Merger Agreement"), which provides for the merger (the "Merger") of FP Acquisition Ltd., an Israeli company and wholly owned subsidiary of Parent ("Merger Sub"), with and into the Company, at which time the separate existence of Merger Sub shall cease and the Company shall continue as the Surviving Company (the "Surviving Corporation"). Pursuant to the Merger, all outstanding ordinary shares, nominal value NIS 0.5 per share of the Company (the "Ordinary Shares"), not held by (i) the Company or any wholly owned subsidiary of the Company (or held in the Company's treasury) or (ii) by Parent, Merger Sub or any wholly owned subsidiary of Parent, will be converted into the right to receive $5.15 in cash, without interest thereon, as set forth in the Merger Agreement. The Merger Agreement contains customary representations and warranties of the Company, and the consummation of the Merger is subject to customary closing conditions, including, without limitation, the receipt of certain regulatory approvals. The Merger Agreement also contains covenants regarding the activities of the Company pending consummation of the Merger. A copy of the Merger Agreement is included as Exhibit 6 hereto, and is specifically incorporated herein by reference, and the description herein of the Merger Agreement is qualified in its entirety by reference to such Merger Agreement.

          As a condition to Parent's entering into the Merger Agreement, SHOC and SHI each entered into a Voting Agreement with Parent, dated as of May 21, 2002 (the "Voting Agreements"). SHOC and SHI are herein referred to as the "Shareholders." Concurrently with the execution of the Voting Agreements, among other things, each Shareholder agreed to cause all Ordinary Shares and other securities of the Company beneficially owned by such Shareholder as of the date of the Voting Agreements or thereafter acquired by such Shareholder prior to the expiration of the Voting Agreements (the "Voting Agreement Shares") to be voted (i) in favor of approval of the Merger, the Merger Agreement and the other transactions contemplated by the Merger Agreement, (ii) against (A) any proposal made in opposition to or in competition with the Merger, the Merger Agreement or any of the transactions contemplated by the Merger Agreement, (B) any takeover proposal, and (C) any change in the management or board of directors of the Company (other than in connection with the Merger). Each Shareholder has also irrevocably appointed the directors on the board of directors or other governing body of Parent (the "Grantees") as sole and exclusive attorneys-in-fact and proxies of such Shareholders, with the power to vote, grant a consent or approval in respect of, or execute and deliver a proxy to vote, all of such Shareholder's shares (i) in favor of the approval of the Merger, the Merger Agreement and the other transactions contemplated by the Merger Agreement, (ii) against any takeover proposal or any proposal made in opposition to or in competition with the Merger, the Merger Agreement or any of the transactions contemplated by the Merger Agreement, and (iii) in the discretion of the Grantees, with respect to any proposed postponements or adjournments of any annual or special meeting of the shareholders of the Company held in connection with any of the foregoing.

          Each Shareholder also agreed not to (i) sell, assign, transfer or otherwise dispose of, or enter into any contract, option or other arrangement or understanding with respect to the direct or indirect sale, assignment, transfer or other disposition of, Beneficial Ownership (as defined in the Voting Agreements) of the Voting Agreement Shares, (ii) deposit (or permit the deposit of) any Voting Agreement Shares into a voting trust or grant any proxy or enter into any voting trust or other agreement or arrangement with respect to the voting of any Voting Agreement Shares or (iii) take, agree in writing or otherwise take, or propose or commit to take any action (A) which could reasonably be expected to make any of the representations or warranties of such Shareholder contained in the Voting Agreements untrue or incorrect as of the date when made or as of the closing date of the Merger, (B) which could reasonably be expected to result in any of the conditions set forth in Article V of the Merger Agreement not being satisfied, (C) inconsistent with the transactions contemplated by the Voting Agreements or (D) to challenge, question or call into doubt the validity or enforceability of the Merger, the Merger Agreement, the Voting Agreements or any of the transactions contemplated in such agreements; provided that nothing in the Voting Agreements requires either Shareholder to operate its business (as distinguished from actions taken in such Shareholder's capacity as a shareholder of the Company or by any officer, director, employee, agent or representative of either Shareholder in his or her capacity as a director or officer of the Company) outside of the ordinary course of business consistent with past practice. Furthermore, nothing in the Voting Agreements restricts any officer, director, employee or agent of each Shareholder from serving as an officer or director of the Company from taking any action in such capacity required by his fiduciary duties under applicable law or to the shareholders of the Company or which is explicitly permitted under the Merger Agreement.

          In addition, each Shareholder has agreed not to (i) solicit or take any action to facilitate the making of a proposal for any alternative takeover proposal or (ii) propose or participate in any discussions or negotiations regarding an alternative takeover proposal, or furnish to another person any confidential information with respect to the Company's or any of its subsidiaries' business, properties or assets in connection with a takeover proposal or cooperate in any way with another person to do or seek any of the foregoing. Each Shareholder further agreed to cease all existing activities, discussions and negotiation with any parties with respect to any alternative takeover proposal.

          The Voting Agreements and any proxy granted thereunder terminate on the earlier to occur of (i) the date on which the Merger Agreement is terminated pursuant to its terms, (ii) the effective time of consummation of the Merger, (iii) such date and time as the Merger Agreement shall have been amended by the parties thereto in accordance with its terms in a manner adverse to either Shareholder in any material respect, and (iv) a material breach of the Voting Agreements by Parent which is not cured by Parent promptly after receipt of written notice of such material breach from Shareholder. In addition, the Voting Agreements will automatically terminate if the Merger Agreement has not been terminated, or the Merger has not become effective, on or before September 30, 2002.

          A copy of each Voting Agreement between Parent and each of SHOC and SHI are attached hereto as Exhibits 7 and 8, respectively, and are specifically incorporated herein by reference, and the description herein of the Voting Agreements is qualified in its entirety by reference to such Voting Agreements.

          (d) Other than as a result of the Merger pursuant to the terms of the Merger Agreement, not applicable.

          (e) Other than as a result of the Merger pursuant to the terms of the Merger Agreement, not applicable.

          (f) Other than as a result of the Merger pursuant to the terms of the Merger Agreement, not applicable.

          (g) Other than as a result of the Merger pursuant to the terms of the Merger Agreement, not applicable.

          (h)-(i) Other than as a result of the Merger pursuant to the terms of the Merger Agreement, not applicable.

          (j) There can be no assurance that the Merger will be completed on the terms set forth in the Merger Agreement or otherwise. Depending on the outcome of the Merger, SHOC and SHI reserve the right to formulate other plans and/or make other proposals, and take such actions with respect to the Ordinary Shares of the Company beneficially owned by them, including any or all of the actions set forth in paragraphs (a) through (j) of Item 4 of Schedule 13D and any other actions as they may determine.

Except as stated in this response to Item 4 or in other Items of this
Schedule 13D (which Items are incorporated hereby by reference), or as provided in the Merger Agreement or the Voting Agreement, SHOC and SHI currently have no plans or proposals which relate to, or may result in, any of the matters listed in Items 4(a) - (j) of Schedule 13D, although SHOC and SHI reserve the right to develop such plans or proposals.

ITEM 5.  INTERESTS IN SECURITIES OF THE ISSUER.
         -------------------------------------

     ITEM 5 OF THE SCHEDULE 13D IS HEREBY AMENDED TO ADD THE FOLLOWING
INFORMATION:

          (a)-(b)

          As of the date hereof, SHI directly holds 877,193 Ordinary Shares, constituting approximately 5.8% of the issued and outstanding Ordinary Shares.

          SHOC directly holds 772,750 Ordinary Shares, constituting approximately 5.1% of the issued and outstanding Ordinary Shares. Because SHI is a controlling person of SHOC, SHI and SHOC may be deemed to constitute a group within the meaning of Section 13(d)(3) of the Act with respect to the Ordinary Shares each owns. In that event, SHI would be deemed to beneficially own 1,649,943 Ordinary Shares, representing approximately 11.0% of the issued and outstanding Ordinary Shares. SHOC disclaims beneficial ownership of the Ordinary Shares held by SHI.

          Accordingly, SHI beneficially owns 877,193 Ordinary Shares, representing approximately 5.8% of the issued and outstanding Ordinary Shares, over which it possesses sole voting and dispositive power.

          By reason of the Voting Agreements, Parent may be deemed to have shared power to vote or direct the vote of the 877,193 Ordinary Shares held by SHI and the 772,750 Ordinary Shares held by SHOC for certain specified purposes and accordingly may therefore also be deemed to be a beneficial owner of such Ordinary Shares.

          The percentages set forth in the response to Items 5(a) and 5(b) assume that 14,891,902 Ordinary Shares were outstanding on May 21, 2002 based on the representations made by the Company in the Merger Agreement.


ITEM 6.  CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH
         -------------------------------------------------------------
         RESPECT TO SECURITIES OF THE ISSUER.
         -----------------------------------

     ITEM 6 OF THE SCHEDULE 13D IS HEREBY AMENDED TO ADD THE FOLLOWING
INFORMATION:

     Except as set forth in this Item 6, or pursuant to the Merger Agreement and the Voting Agreements described in Item 4, SHOC and SHI have no contracts, arrangements, understandings or relationships (legal or otherwise) with any person with respect to any securities of the Company, including, but not limited to, transfer or voting of any such securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS.
         --------------------------------

     ITEM 7 OF THE SCHEDULE 13D IS HEREBY AMENDED TO ADD THE FOLLOWING
EXHIBIT:

                      DOCUMENT
                      --------

Exhibit 6 --   Agreement of Merger, dated as of May 21, 2002, among
               Talamantes B.V., FP Acquisition Ltd. and Paradigm
               Geophysical Ltd.*

Exhibit 7 --   Voting Agreement between Talamantes B.V. and Shamrock Holdings of California, Inc., dated as of May 21, 2002.

Exhibit 8 --   Voting Agreement between Talamantes B.V. and Shamrock Holdings,
               Inc., dated as of May 21, 2001.


* Incorporated by reference to the Form 6-K filed by the Issuer on May 23, 2002.

                                 SIGNATURES

          After reasonable inquiry and to the best of our knowledge and belief, we certify that the information set forth in this statement is true, complete and correct.

Date:    May 23, 2002

                           SHAMROCK HOLDINGS, INC.


                           By:/s/ Robert G. Moskowitz
                              ------------------------------------------
                              Robert G. Moskowitz
                              Executive Vice President



                           SHAMROCK HOLDINGS OF CALIFORNIA, INC.


                           By:/s/ Robert G. Moskowitz
                              ------------------------------------------
                              Robert G. Moskowitz
                              Executive Vice President

                               EXHIBIT INDEX

               DOCUMENT
               --------

Exhibit 6 --   Agreement of Merger, dated as of May 21, 2002, among
               Talamantes B.V., FP Acquisition Ltd. and Paradigm
               Geophysical Ltd.*

Exhibit 7 --   Voting Agreement between Talamantes B.V. and Shamrock Holdings of California, Inc., dated as of May 21, 2002.

Exhibit 8 --   Voting Agreement between Talamantes B.V. and Shamrock Holdings,
               Inc., dated as of May 21, 2001.


* Incorporated by reference to the Form 6-K filed by the Issuer on May 23, 2002.